UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT of 1934
Release No. 58784/October 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13182

In the Matter of :	
:	ORDER MAKING FINDINGS AND
BAY AREA HOLDINGS, INC., :	REVOKING THE REGISTRATION
BCC ACQUISITIONS CORP., :	OF SECURITIES OF BAY AREA
BE, INC., BEAR AEROSPACE, INC., and :	HOLDINGS, INC., BE, INC., BEAR
BERMUDA ACQUISITIONS, INC. :	AEROSPACE, INC., AND BERMUDA
	ACQUISITIONS, INC., BY DEFAULT

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 11, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by September 19, 2008.

All Respondents except BCC Acquisitions Corp. are in default because no Respondent filed an Answer to the OIP and no Respondent participated in the prehearing conference held on October 14, 2008. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). This Default Order will not deal with BCC Acquisitions, which entered an agreement with the Division of Enforcement (Division) as to revocation of the registration of its securities. I find the following allegations contained in the OIP are true.

Bay Area Holdings, Inc. (Bay Area), CIK No. 60798, is a suspended California corporation located in Benicia, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).[1] Bay Area is delinquent in its periodic filings with the Commission, not having filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1996, which reported a net loss of $43,903 for the prior nine months.

Be, Inc. (Be), CIK No. 895921, is a void Delaware corporation located in Mountain View, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Be is delinquent in its periodic filings with the Commission, not having filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2003, which reported a net loss of $545,000 from January 1, 2002, to March 15, 2002.

---

[1] The Central Index Key is a Commission identification number for EDGAR filers.

Bear Aerospace, Inc. (Bear Aerospace), CIK No. 1086147, is a revoked Nevada corporation located in Calabasas, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bear Aerospace is delinquent in its periodic filings with the Commission, not having filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2002, which reported a net loss of $514,824 for the prior twelve months.

Bermuda Acquisitions, Inc. (Bermuda Acquisitions), CIK No. 1140293, is a revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bermuda Acquisitions is delinquent in its periodic filings with the Commission, not having filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $7,358 for the prior nine months.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act rules. By the actions described above, Bay Area, Be, Bear Aerospace, and Bermuda Acquisitions have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 that require an issuer with securities registered pursuant to Section 12(g) to file annual reports, and that domestic issuers file quarterly reports, with the Commission.

Order

Accordingly, pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of registered securities of Bay Area Holdings, Inc., Be, Inc., Bear Aerospace, Inc., and Bermuda Acquisitions, Inc., is revoked.

For Chief Administrative Law Judge, Brenda P. Murray,

_____
Robert G. Mahony
Administrative Law Judge